UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25
SEC FILE NUMBER
000-52590
NOTIFICATION OF LATE FILING
CUSIP NUMBER
70423P 10 6

(Check One):  ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10-D     ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:  March 31, 2008
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:  _____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Paxton Energy, Inc.
Full Name of Registrant

n/a
Former Name if Applicable

2533 North Carson Street, Suite 6232
Address of Principal Executive Office (Street and Number)

Carson City, NV 89706
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Our quarterly report on Form 10-Q could not be filed because management requires additional time to compile and verify the data required to be included in the report.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Freiheit	775	841-5049
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Oil and gas revenues for the quarter ended March 31, 2008, are expected to be approximately $18,000, as compared to $23,405 for the quarter ended March 31, 2007.  Loss from operations is expected to be approximately $76,000 and net loss is expected to be approximately $91,000 for the quarter ended March 31, 2008, as compared to a loss from operations of $206,198 and a net loss of $210,309 for the quarter ended March 31, 2007.  The decrease in revenues in the quarter ended March 31, 2008, is a result of decreased oil and gas production due to well recompletion difficulties.  The decreases in loss from operations and net loss are due to decreased legal and auditing costs and the lack of registration rights penalty costs during the quarter ended March 31, 2008, as compared to those corresponding costs during the quarter ended March 31, 2007.  The higher legal, auditing, and registration rights penalty costs during the quarter ended March 31, 2007, were related to the filing of a registration statement.

Paxton Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 14, 2008	By	/s/ Robert Freiheit
Robert Freiheit, President, Chief Executive Officer, and Chief Financial Officer